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                                                                    EXHIBIT 8.01

                [Letterhead of Wachtell, Lipton, Rosen & Katz]



                                  May 14, 1998



          Culligan Water Technologies, Inc.

          One Culligan Parkway

          Northbrook, Illinois 60062-6209



Ladies/Gentlemen:


          We have acted as special counsel to Culligan Water Technologies, Inc., a Delaware corporation ("Culligan"), in connection with the proposed merger among United States Filter Corporation, a Delaware corporation ("U.S. Filter"), Palm Water Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of U.S. Filter ("Subcorp"), and Culligan, in which Subcorp will merge with and into Culligan (the "Merger") with Culligan surviving as a wholly owned subsidiary of U.S. Filter, pursuant to the Agreement and Plan of Merger dated as of February 9, 1998 (the "Agreement"). At your request, and pursuant to Section 6.2(d) of the Agreement, we are rendering our opinion concerning certain federal income tax consequences of the Merger.

          For purposes of the opinion set forth below, we have relied, with the consent of U.S. Filter and the consent of Culligan, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of U.S. Filter and Culligan dated the date hereof, and have assumed that such statements and representations will be complete and accurate as of the Effective Time. We have also relied upon the accuracy of the Registration Statement on Form S-4 (the "Registration Statement") and the joint proxy statement/prospectus of U.S. Filter and Culligan (the "Joint Proxy Statement/Prospectus") filed with the Securities and Exchange Commission in connection with the Merger. Any
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capitalized term used and not defined herein has the meaning given to it in the
Joint Proxy Statement/Prospectus or the appendices thereto (including the Agreement).

          We have also assumed that (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Joint Proxy Statement/Prospectus and (ii) the Merger will qualify as a statutory merger under the applicable laws of the State of Delaware. We are unable to render an opinion as to the qualification of the Merger as a statutory merger under the laws of the State of Delaware at this time because such qualification is contingent on future factors on which we cannot presently render an opinion.

          Based upon and subject to the foregoing, it is our opinion, under currently applicable United States federal income tax law, that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, that Culligan, U.S. Filter and Subcorp will each be a party to the reorganization, and that no gain or loss will be recognized by the shareholders of Culligan upon the receipt of shares of U.S. Filter Common Stock in exchange for shares of Culligan Common Stock pursuant to the Merger except with respect to cash received in lieu of fractional interests in shares of U.S. Filter Common Stock.

          We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us in the Joint Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                  Very truly yours,



                                  /s/ Wachtell, Lipton, Rosen & Katz